Eaton Vance Corp.

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

April 17, 2013

Via EDGAR (Correspondence)

Ms. Suzanne Hayes

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E. Mail Stop 7010

Washington, DC  20549-7010

Re:

Eaton Vance Corp. (together with its affiliates, the “Company”)

Form 10-K for the Fiscal Year Ended October 31, 2012

File No. 001-8100

Dear Ms. Hayes:

We are pleased to present the Company’s responses to the Staff’s comments received in your letter of April 3, 2013 regarding the above-referenced periodic report. Our responses are set forth below following your comments.

Item 1A. Risk Factors, page 15

1.

We note your disclosure regarding the voting rights of your common stock on page 102. In light of the lack of voting rights of public shareholders, please revise future filings to include a separate risk factor related to the voting power of your Voting Common Stock and Voting Trust.

Response:

In preparing future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended April 30, 2013, the Company will include the following risk factor related to the voting power of our Voting Common Stock and the terms of the Company’s Voting Trust:

Our Non-Voting Common Stock lacks voting rights.  Non-Voting Common Stock has no voting rights under any circumstances; all voting power resides with the Voting Common Stock. All outstanding shares of the Company’s Voting Common Stock are held by officers of the Company and its subsidiaries, and are deposited in a voting trust (the “Voting Trust”) in exchange for Voting Trust Receipts. As of October 31, 2012, there were 20 holders of Voting Trust Receipts, each of whom is a Voting Trustee of the Voting Trust, which has a term that expires on October 31, 2013. The Voting Trust Agreement provides that each Voting Trustee shall have one vote and act by a majority if there are six or more Voting Trustees. The Voting Trust Agreement provides the Voting Trustees with unrestricted voting rights, but prohibits the Voting Trustees from voting in favor of the sale, mortgage or pledge of all or substantially all of the Company’s assets, any change in the capital structure or powers of the Company in connection with a merger, consolidation, reorganization or dissolution of the Company, the termination of the Voting Trust, the addition of a Voting Trustee, the removal of a Voting Trustee by the other Voting Trustees or the renewal of the term of the Voting Trust without the written consent of the holders of Voting Trust Receipts representing at least a majority of Voting Common Stock subject at the time to the Voting Trust Agreement.

2.

We note the general nature of your risk factor disclosure. In future filings please expand to provide more specific disclosure so that investors may better understand how the risks presented in this section could adversely impact your business or results of operations. For example:

•

Describe competitive fee pressure and the impact of competitive fee pressure on your business or results of operations (first risk factor on page 15);

Response:

In preparing future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended April 30, 2013, the Company will expand its disclosure related to competitive fee pressure in its discussion of risk factors as follows:

We are subject to substantial competition in all aspects of our investment management business. Our funds and separate accounts compete against a large number of investment products and services sold to the public by investment management companies, investment dealers, banks, insurance companies and others. Many institutions we compete with have greater financial resources than us and there are few barriers to entry. We compete with these firms on the basis of investment performance, diversity of products, distribution capability, scope and quality of services, reputation and the ability to develop new investment strategies and products to meet the changing needs of investors.  To the extent that current or potential customers decide to invest in products sponsored by our competitors, the sales of our products as well as our market share, revenue and net income could decline.

The investment management industry is highly competitive and investment management customers are increasingly fee sensitive. In the event that competitors charge lower fees for substantially similar products, we may be forced to compete on the basis of price in order to attract and retain customers. Rules and regulations applicable to investment companies provide, in substance, that each investment advisory agreement between a fund and its investment adviser continues in effect from year to year only if its continuation is approved at least annually by the fund’s board of trustees. Periodic review of fund advisory agreements could result in pressure on the Company’s advisory fee revenues from funds.  Fee reductions on existing or future business and/or the impact of evolving industry fee structures could have an adverse impact on both our future revenue and profitability.

•

Describe recent significant fluctuations in assets under management and clarify the impact of such fluctuations on your business or results of operations (fourth risk factor on page 15);

Response:

In preparing future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended April 30, 2013, the Company will expand its discussion of recent fluctuations in assets under management in its Management’s Discussion and Analysis of Financial Condition and Results of Operations to specifically address the impact of such fluctuations on its results of operations. In addition, the Company will provide the following expanded disclosure in its discussion of risk factors to clarify the potential impact of fluctuations in assets under management on its business or results of operations:

Our assets under management, which impact revenue, are subject to significant fluctuations. Our major sources of revenue, including investment advisory, administrative, distribution and service fees, are generally calculated as percentages of assets under management. Fee rates for our investment products generally vary by investment mandate (e.g., equity, fixed income, floating-rate income, alternative or implementation services) and vehicle (e.g., fund or separate account). A change in asset mix by mandate or vehicle, independent of our level of assets under management, may result in a decrease in our overall effective fee rate, thereby reducing our revenue and net income.  Any decrease in the level of our assets under management due to a decline in securities prices, a decline in the sales of our investment products or an increase in fund redemptions or client withdrawals generally would also reduce our revenue and net income. Adverse market conditions and/or lack of investor confidence could result in investors withdrawing from the markets or decreasing their rate of investment, either of which could adversely affect our revenue, earnings and growth prospects.

To the extent that we receive fee revenue from assets under management that is derived from financial leverage, any reduction in leverage (i.e., financing used by the investment vehicle to increase the investable assets of the vehicle) would adversely impact the level of our assets under management, revenue and net income. Leverage could be reduced due to an adverse change in interest rates, a decrease in the availability of credit on favorable terms or a determination by us to reduce or eliminate leverage on certain products when we determine that the use of leverage is no longer in our clients’ best interests.

•

Describe recent periods of poor investment performance for your principal products or investment strategies and clarify the impact of such periods on your business or results of operations (last risk factor on page 15);

Response:

In future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended April 30, 2013, the Company will expand its discussion of investment performance for its principal products or strategies in its Management’s Discussion and Analysis of Financial Condition and Results of Operations to address the impact of such performance on its business and results of operations. In addition, the Company will provide the following expanded disclosure in its discussion of risk factors to clarify the relationship between poor investment performance, potential fluctuations in assets under management and the impact of those fluctuations on its business or results of operations:

Poor investment performance of our products could affect our sales or reduce the amount of assets under management, negatively impacting revenue and net income. Investment performance is critical to our success. Poor investment performance on an absolute basis or as compared to third-party benchmarks or competitor products could lead to a decrease in sales and stimulate higher redemptions, thereby lowering the amount of assets under management and reducing the investment advisory fees we earn.  A decline in investment performance of any investment franchise could have a material adverse effect on the level of assets under management, revenue and net income of that franchise.  Past or present performance in the investment products we manage is not indicative of future performance.

•

Clarify the “significant portions” of your business operations and those of your critical service providers that are concentrated in a few geographic areas and identify the geographic areas (third risk factor on page 17); and

Response:

In preparing future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended April 30, 2013, the Company will provide the following expanded disclosure related to the geographic concentration of critical business operations and third-party service providers:

Failure to maintain adequate business continuity plans could have a material adverse impact on us and our products.  Significant portions of our business operations and those of our critical third-party service providers are concentrated in a few geographic areas, including Boston, Massachusetts and Seattle, Washington. Critical operations that are geographically concentrated in Boston, Massachusetts include trading operations, information technology, fund administration, and custody and portfolio accounting services for the Company’s products. Should we, or our critical service providers, experience a significant local or regional disaster or other business continuity problem, our continued success will depend, in part, on the safety and availability of our personnel, our office facilities, and the proper functioning of our computer, telecommunication and other related systems and operations. The failure by us, or our critical service providers, to maintain updated adequate business continuity plans, including backup facilities, could impede our ability to operate in the event of a disruption, which could cause our earnings to decline. We have developed various backup systems and contingency plans but we cannot be assured that they will be adequate in all circumstances that could arise or that material interruptions and disruptions will not occur. In addition, we rely to varying degrees on outside vendors for disaster contingency support, and we cannot be assured that these vendors will be able to perform in an adequate and timely manner. If we, or our critical service providers, are unable to respond adequately to such an event in a timely manner, we may be unable to continue our business operations, which could lead to a damaged reputation and loss of customers that results in a decrease in assets under management, lower revenues and reduced net income.

•

Provide a brief summary of new legislation or regulations that have had, or are reasonably likely to have, a material adverse effect on your business or operations and, where possible, quantify the impact of such changes (second risk factor on page 18).

Response:

In preparing future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended April 30, 2013, the Company will expand its disclosure related to new legislation or regulations in its discussion of risk factors as follows:

Legal and regulatory developments in the mutual fund and investment advisory industry could increase our regulatory burden, cause a loss of mutual fund investors, and reduce our revenues. In recent years, regulators in both the United States and abroad have increased oversight of the financial sector of the economy. Some of the newly adopted and proposed regulations are focused directly on the investment management industry, while others are more broadly focused but impact our industry.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) was signed into law. The Dodd-Frank act established enhanced regulatory requirements for non-bank financial institutions designated as “systemically important” by the Financial Stability Oversight Council (“FSOC”).  Under this new systemic risk regulation regime, the Company could be designated a systemically important financial institution (“SIFI”).  If the Company were designated a SIFI by FSOC, it could be subject to enhanced prudential measures including capital and liquidity requirements, leverage limits, enhanced public disclosures and risk management requirements, supervisory and other requirements, which, individually or in the aggregate, could adversely impact the Company’s business and operations.  Additional regulatory guidance is needed in order to determine whether or not the Company would be designated a SIFI.  Due to the broad scope of the Dodd-Frank Act, we are not able to predict all of the specific requirements to which a SIFI would be subject.

In February 2012, the Commodity Futures Trading Commission (“CFTC”) adopted certain amendments to existing rules that limit the ability of mutual funds and certain other products we sponsor to use futures, swaps or other derivatives without additional registration.  Eaton Vance Management and Boston Management and Research, both subsidiaries of the Company, as registered entities, will be required to register as Commodity Pool Operators as of January 1, 2013.  The Company may incur ongoing costs associated with complying with the periodic reporting requirements of Commodity Pool Operators.

Global regulations on over-the-counter (“OTC”) derivatives are evolving, including proposed rules under the Dodd-Frank Act relating to central clearing counterparties, trade reporting and repositories.  There is uncertainty related to the requirements under these new regulations and the extent to which they will impact current trading strategies.

These new laws and regulations will likely result in greater compliance and administrative burdens on us, increasing our expenses.

Item 7A, Quantitative and Qualitative Disclosures about Market Risk, page 53

3.

Please revise future filings to describe collateral requirements with respect to your derivative contracts and short sales. In this regard, we note your disclosure on page 68 of restricted cash that includes cash collateral required for margin accounts established to support derivative positions and securities sold, not yet purchased.

Response:

In preparing future filings, beginning with the Company’s Form 10-Q for the quarter ended April 30, 2013, the Company will provide the following disclosure pertaining to collateral requirements:

We are required to maintain cash collateral for margin accounts established to support certain derivative positions and securities sold short, not yet purchased.  Our initial margin requirements are currently equal to five percent of the initial underlying value of the stock index futures and commodity futures contracts.  Additional margin requirements include daily posting of variation margin equal to the daily change in the position value and 150 percent of the underlying value of securities sold, not yet purchased.  We do not have a collateral requirement related to foreign currency forward contracts.  Cash collateral supporting margin requirements is classified as restricted cash and is included as a component of other assets on the Company’s Consolidated Balance Sheets.

Item 8. Financial Statements and Supplementary Data, page 56

Notes to Consolidated Financial Statements, page 65

Note 1. Summary of Significant Accounting Policies, page 65

Principles of consolidation, page 66

4.

We note from your discussion that you are the primary beneficiary of certain CLO entities for which you act as the collateral manager. To enhance transparency surrounding your consolidation process in evaluating these entities, please revise your disclosure in future filings to discuss the nature of the agreements with the CLO entities, including fee structure and significant judgments and assumptions made in concluding that you are, or not, the primary beneficiary.

Response:

In preparing future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended April 30, 2013, the Company will expand its existing disclosure relating to our agreements with sponsored CLO entities and our conclusions as to whether the Company is, or is not, the primary beneficiary:

Note 9.  VIEs

Investments in VIEs that are consolidated

Consolidated CLO entity

As described in Note 2, the Company adopted the provisions of a new consolidation standard on November 1, 2010 that resulted in the consolidation of a CLO entity.  In its role as collateral manager, the Company has determined that, by design, it has the power to direct the activities of the CLO entity that most significantly impact the economic performance of the entity.  In developing its conclusion that it is the primary beneficiary of this entity, the Company also determined that it has variable interests in the entity by virtue of both its residual interest in, and collateral management fees it receives from, the entity and that these variable interests may represent an obligation to absorb losses of or a right to receive benefits from the entity that could potentially be significant to the entity. Quantitative distinguishing factors supporting the Company’s qualitative conclusion included the relative size of the Company’s interest (approximately 8 percent, greater than the Company’s investment in similar non-consolidated entities as further described below) and the presence of an incentive management fee which, when combined with returns on the Company’s residual interest, may result in more than an insignificant economic interest in the total returns of the entity. In consideration of these factors, the Company concluded that it was the primary beneficiary of that CLO entity for consolidation accounting purposes.

Investments in VIEs that are not consolidated

Non-consolidated CLO entities

The Company is not deemed the primary beneficiary of several CLO entities in which it holds variable interests. In its role as collateral manager, the Company has determined that, by design, it has the power to direct the activities of the CLO entities that most significantly impact the economic performance of these entities.  In developing its conclusion that it is not the primary beneficiary of these entities, the Company determined that, although it has variable interests in each such entity by virtue of its residual interest therein and the collateral management fees it receives, its variable interests neither individually nor in the aggregate represent an obligation to absorb losses of or a right to receive benefits from any entity under consideration that could potentially be significant to that entity. Quantitative factors supporting the Company’s qualitative conclusion in each case included the relative size of the Company’s residual interest (in each instance representing less than 6 percent of the residual interest tranche and less than 1 percent of the total capital of the entity) and the overall magnitude and design of the collateral management fees within each structure.

These non-consolidated entities had total assets of $1.8 billion and $1.9 billion as of October 31, 2012 and 2011, respectively. The Company’s investment in these entities totaled $0.4 million and $0.3 million as of October 31, 2012 and 2011, respectively and collateral management fees receivable from these entities totaled $2.0 million and $3.0 million on October 31, 2012 and 2011, respectively. In the fiscal year ended October 31, 2012, the Company did not provide any financial or other support to these entities that it was not previously contractually required to provide. The Company’s risk of loss with respect to these entities is limited to the carrying value of its investment in, and collateral management fees receivable from, the CLO entities as of October 31, 2012.

5.

On page 67 you disclose that from time to time the Company may maintain a controlling financial interest in a sponsored fund and that, upon consolidation, the Company applies specialized accounting treatment of the fund. Tell us and clarify the following in your future filings:

•

Identify the specific specialized accounting treatment you are referring to;

•

Discuss the circumstances when you would no longer be deemed to control the fund, and identify the accounting method used when the fund is deconsolidated; and

•

Tell us if consideration to consolidate sponsored funds is always considered under the same consolidation model and if not, why.

Response:

The Company considers both the VIE and voting interest entity models under ASC 810 when evaluating Eaton Vance open-end registered investment companies (“sponsored funds”) for consolidation. The sponsored funds follow the transition guidance in ASC 810-10-65-2 and thus qualify for the “investment company deferral”.  The sponsored funds qualify for the deferral provisions of ASU 2010-10, which defer the application of FAS 167 by the Company for purposes of evaluating certain entities that are accounted for under the Investment Company Audit Guide.  Funds that qualify for the deferral are evaluated for consolidation by the Company under the provisions of FIN 46R (ASC 810-10) prior to its amendment by FAS 167 (ASU 2009-17).  In evaluating control considerations for the sponsored funds, it is helpful to understand their organizational structure.

With limited exceptions, each sponsored fund is organized as a “series” of a Massachusetts business trust (each a “Trust”).  Pursuant to the relevant provisions of each Trust’s Declaration of Trust, the Trustees of the Trust are authorized to establish separate series of the Trust (each sponsored fund is a “Series”).  Each Series is a separately managed component of the Trust and all assets of a Series irrevocably belong to that Series and are subject to the liabilities of that Series. Under no circumstances are the liabilities attributable to one Series payable by another Series.

Due to the organizational structure, shareholders of sponsored funds lack the ability to control key decision-making processes affecting that sponsored fund.  Shareholders in a sponsored fund are very unlikely to be able to control the election of Trustees, given that all Series of the Trust are required to vote on the matter.  For example, the election of a Trustee to the Board of a Trust requires plurality of all shares of the Trust voting together.  Regarding voting rights, in establishing Series of a Trust, the Trustees may establish voting rights for shareholders of a Series with respect to limited matters relevant only to that Series (e.g. the approval of an investment advisory agreement between the Series and the investment adviser).  However, the Trustees control the appointment of each investment adviser, and therefore shareholders at the individual sponsored fund level are unable to control the appointment of their investment adviser.  The Company believes that the activity that most significantly impacts the economic performance of each sponsored fund is the appointment of the investment adviser.

When looking at the Trust as a whole, the Trust does not have any equity investment at risk, as there is no individual class of shareholders of the Trust that participates significantly in the profits and losses of the Trust as a whole (ASC 810-10-15-14(a)(1)).  Accordingly, the Company believes that the Trust itself represents a VIE under the provisions of ASC 810-10-15-14(a).  Essentially all of the economic performance of each individual sponsored fund within the Trust is absorbed by only the individual class of shares that relate to that sponsored fund.  As a result, the Company has concluded that each sponsored fund represents a “Silo” under the provisions of ASC 810-10-25-57.

Furthermore, each individual Silo is also considered a VIE because the holders of the equity investment at risk in each individual Silo being evaluated (i.e. the shareholders in the Fund that comprises the silo) do not possess the power to direct the activities of the Silo that most significantly impact the economic performance of the Silo.  As stated previously, the Trustees control the appointment of the investment adviser, and therefore shareholders at the individual sponsored fund level are unable to control the appointment of their investment adviser.  Thus the holders of the equity investment at risk in each sponsored fund do not possess the characteristics in ASC 810-10-15-14(b)(1) and accordingly, each sponsored fund is a VIE.

Having concluded that each Silo is a VIE, the primary beneficiary evaluation defaults to determining the majority economic interest in each sponsored fund.  Ultimately, the same consolidation answer under this VIE evaluation is reached as would be under the voting interest model (more than 50% ownership constitutes control).  Therefore, when the Company holds more than a 50% interest in a sponsored fund, it consolidates that fund as the primary beneficiary.

Upon consolidation of the sponsored funds that it controls, the Company applies the specialized accounting guidance for investment companies under ASC Topic 946.  All of the underlying investments held are carried at fair value, with corresponding changes in fair value reflected in gains and other investment income, net, on the Company’s Consolidated Statements of Income.

The Company is no longer deemed to control a sponsored fund when either (a) the Company redeems its entire investment or (b) fund shares held by third parties exceed 50 percent of total fund shares outstanding.  Upon the Company’s ownership decreasing below 50 percent, the Company is no longer deemed the primary beneficiary.  The Company deconsolidates the fund and accounts for its remaining interest under other applicable guidance, including the equity method of accounting if the Company holds between 20 and 50 percent of the fund, or mark-to-market (available for sale) accounting if the Company holds less than 20 percent of the fund.

The Company considers the guidance in ASC 810-10-50-9 and 810-10-50-10 when evaluating its disclosures regarding sponsored funds.  ASC 810-10-50-9 discusses the aggregation of similar entities with respect to reporting the VIEs.  Since the funds are similar in structure and separate reporting would not provide more useful information to financial statement users, the Company aggregates the disclosures required by the VIE standards.  In addition, ASC 810-10-50-10 states that:

A reporting entity shall determine, in light of the facts and circumstances, how much detail it shall provide to satisfy the requirements of the Variable Interest Entities Subsections. A reporting entity shall also determine how it aggregates information to display its overall involvements with

VIEs with different risk characteristics. The reporting entity must strike a balance between obscuring important information as a result of too much aggregation and overburdening financial statements with excessive detail that may not assist financial statement users to understand the reporting entity’s financial position. For example, a reporting entity shall not obscure important information by including it with a large amount of insignificant detail. Similarly, a reporting entity shall not disclose information that is so aggregated that it obscures important differences between the types of involvement or associated risks.

The lack of recourse of the shareholders and the strict limitations on the use of the assets of the sponsored funds result in a fairly uncomplicated consolidation process.  The consolidation of these sponsored funds is also typically of short-term duration as the Company does not generally retain a majority interest in a sponsored fund for long periods of time once the funds have been opened to third-party investors. Presenting detailed information with respect to individual sponsored funds consolidating and deconsolidating within a reporting period generally does not provide useful information to financial statement users. We disclose the aggregate totals of the Company’s interest and the totals of the non-controlling interest in Note 4, Consolidated Sponsored Funds.  As proposed below in Sample Disclosure, going forward we will also provide the total number of funds deconsolidated during the period.

Sample Disclosure

In preparing future filings, beginning with the Company’s Form 10-Q for the quarter ended April 30, 2013, the Company will expand its existing disclosure regarding its principles of consolidation in Note 1 as follows:

Principles of Consolidation

From time to time, the Company may maintain a controlling interest in a sponsored fund.  Upon consolidation, the Company continues to apply the specialized accounting treatment of the fund.  Under the specialized accounting for investment companies (“ASC Topic 946”), underlying investments held by consolidated funds are carried at fair value, with corresponding changes in fair value reflected in gains and other investment income, net, in the Company’s Consolidated Statements of Income.

Sponsored funds typically meet the definition of a variable interest entity due to the fund’s series trust structure.  The shareholders of an individual fund lack the ability to make decisions regarding the trustees and the key activities of the fund, because those abilities reside at the trust level.  For purposes of consolidation, the Company believes it controls a sponsored fund as the primary beneficiary when it owns a majority of the fund shares, because the majority of the variability of the sponsored fund accrues to the Company. The Company typically holds the majority of a sponsored fund during the seed stage when the Company is the sole investor and an investment track record is being established for the fund, or when the fund is in the early stages of soliciting third-party investors.

The extent of the Company’s exposure to loss with respect to sponsored funds is the amount of the Company’s investment in the sponsored fund. The Company is not obligated to provide financial support to sponsored funds, and the assets of the sponsored funds can only be used to settle obligations of the sponsored funds.  The beneficial interest holders of sponsored funds do not have recourse to the general credit of the Company.

When the Company is no longer deemed to control the fund, typically when either (a) the Company redeems its investment or (b) fund shares held by third parties from new subscriptions exceed the shares held by the Company, the fund is deconsolidated and accounted for under another accounting method, such as the equity method of accounting if the Company holds between 20 and 50 percent of the fund, or mark-to-market accounting (classified as available-for-sale, with unrealized gains and losses recorded in other comprehensive income) if the Company holds less than 20 percent of the fund.

Sample Disclosure

In preparing future filings, beginning with the Company’s Form 10-Q for the quarter ended April 30, 2013, the Company will expand its disclosure as follows in full:

4.  Consolidated Sponsored Funds

The Company considers both the variable interest entity model and the voting interest model under ASC 810, Consolidation, when it evaluates each sponsored fund for consolidation. The Company consolidates sponsored funds in which it holds a controlling interest. The Company considers 50 percent or more ownership interest in a sponsored fund to be a controlling interest.  The Company consolidates funds under the variable interest entity (“VIE”) model when it is considered the primary beneficiary.  All investments held by consolidated sponsored funds were included in investments on the Company’s Consolidated Balance Sheets and classified as investment securities, trading, at October 31, 2012 and 2011. Net investment income related to these funds was included in gains and other investment income, net, on the Company’s Consolidated Statements of Income for all periods presented. Net investment income was partially offset by amounts attributable to non-controlling interest holders, which were recorded in net income attributable to non-controlling and other beneficial interest holders in the Company’s Consolidated Statements of Income for all periods presented.  The Company initiates investments in sponsored funds on an ongoing basis and therefore may control a variety of sponsored funds during a given reporting period.  Due to the similar risks of the Company’s involvement with each fund, disclosures required under the VIE model are aggregated, such as those disclosures regarding the carrying amount and classification of assets of the funds, and the gains and losses that the Company recognizes from the funds.

The Company deconsolidates sponsored funds when the Company is no longer deemed to control the fund. Upon deconsolidation of a sponsored fund, the Company removes the related assets, liabilities and non-controlling interests from balance sheet accounts and recognizes the Company’s remaining interest in the net assets of the fund as an equity method investment or an available-for-sale investment depending on the ownership interest of the fund. As the consolidated sponsored funds follow investment company accounting, which utilizes fair-value measurements, there is no incremental gain or loss recognized upon deconsolidation.  During consolidation, fund-related assets and liabilities are recorded gross within the applicable line item in the balance sheet; post-consolidation, the Company’s investment in the net assets of the fund is recorded as a single investment in a sponsored product under the applicable post-consolidation accounting method. From that point forward, the impact of the investment on our operations as reflected in our income statement is limited to fee revenue and investment gains and losses on our seed investment. While the sponsored fund is consolidated, fee revenue is recorded, but is eliminated in consolidation.

The following table sets forth the balances related to consolidated sponsored funds that were included on the Company’s Consolidated Balance Sheets at October 31, 2012 and 2011 as well as the Company’s net interest in these funds:

(in thousands)	2012	2011
Investments	$157,405	$143,517
Other assets	5,594	13,465
Other liabilities	(16,928)	(10,764)
Redeemable non-controlling interests	(20,072)	(25,569)
Net interest in consolidated sponsored funds(1)	$125,999	$120,649
(1) Excludes the Company's investment in its consolidated CLO entity, which is discussed in Note 9.

For the fiscal years ended October 31, 2011 and 2012, the Company deconsolidated a total of seven and eight consolidated sponsored funds, respectively.

Sample Disclosure

In preparing future filings, beginning with the Company’s Form 10-Q for the quarter ended April 30, 2013, the Company will expand its disclosure as follows in Note 9, in addition the new disclosure as outlined above in comment 4:

9.  VIEs

Sponsored funds

From time to time the Company invests in investment companies that meet the definition of a VIE.  Disclosure regarding such consolidated sponsored funds is included in Note 4, Consolidated Sponsored Funds.  Disclosure regarding sponsored funds that are not consolidated, but are accounted for under the equity method of accounting or are treated as available-for-sale, is provided in Note 5, Investments.  In the ordinary course of business the Company may elect to contractually waive investment advisory fees that it is entitled to receive, and these waivers are disclosed in Note 22, Related Party Transactions.

Investments, page 68

6.

We note that investment securities, trading (trading investments) include debt and equity securities held in separately managed accounts seeded for product development purposes, and that investment securities, available-for-sale (AFS investments) consist exclusively of seed investments in certain Company sponsored funds. Please address the following:

•

Tell us and clarify in your future filings if you consolidate separately managed accounts seeded for product development purposes (trading investments) and provide us with the specific accounting guidance you used to support your accounting analysis. In your response, consider your statement on page 90 that the Company maintains investments in privately offered equity funds that are considered VIE’s.

Response:

A separately managed account seeded by the Company for product development purposes is not a legal entity subject to consolidation but rather an individual portfolio of securities in the Company’s name managed to establish an investment track record. As a result, the Company looks through the construct of the portfolio to the underlying securities and treats these securities as trading investments for accounting and disclosure purposes. In preparing future filings, the Company will enhance its investment disclosure to clarify its definition and treatment of separately managed accounts as described herein as outlined in full below in Sample Disclosure.

•

Tell us if all debt and equity securities held in your separately managed accounts within trading investments are seeded investments. If so, clarify this within your discussion here and on page 78 (Note 5. Investments).

Response:

All of the Company’s investments in separately managed accounts represent seed investments and are classified within trading investments as either debt or equity securities.  In preparing future filings, the Company will enhance its investment disclosure to clarify its definition and treatment of separately managed accounts as described herein as outlined in full below in Sample Disclosure.

•

Tell us how often you create these seeded investments (trading and AFS securities) and quantify the number of new seeded products during each reported period.

Response:

The Company seeds investments in new investment strategies on a regular basis as a means of establishing investment records that can be used in marketing those strategies to retail and institutional clients. New investment strategies may be seeded as either funds or separate accounts. For the fiscal years ended October 31, 2011 and 2012, the Company seeded 14 and 26 funds, respectively, and 10 and 8 separate accounts, respectively.

In preparing future filings, the Company will enhance its investment disclosure to clarify the scope of its seed investment program as outlined in full below in Sample Disclosure.

•

Describe your typical investment in the seeded products. In this regard, clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

Response:

The Company’s initial seed investment typically represents a 100 percent ownership interest in a new fund and sole ownership of the securities in the portfolio of a separately managed account.  The size of our initial seed investment is highly dependent on the specific requirements of the investment strategy and minimum asset levels established by our distribution partners to place new products on distribution platforms.

The length of time that the Company maintains an investment in a sponsored fund or separately managed account varies and is highly dependent upon the Company’s ability to effectively market the strategy, whether in a fund or separately managed account format. The Company’s ability to market the strategy is, in turn, highly dependent upon investment performance and market demand for the strategy. Once the Company is able to attract a level of third-party investment necessary to ensure that the product has the scale necessary to meet the requirements of the strategy and maintain the minimum asset levels established by our distribution partners, the Company generally redeems its seed investment.

In certain instances, the Company may need to maintain a minimum seed investment in a registered investment company or portfolio for regulatory purposes. In those instances, the Company’s investment is generally insignificant in relation to the total size of the portfolio and Company classifies those seed investments as available-for-sale for accounting and disclosure purposes.

•

Tell us, and disclose in your future filings, how you deconsolidate your investments and describe the related changes to your financial statements upon deconsolidation, including whether any fee revenues are earned from these investments while you consolidate them. Discuss how many of these seeded investment products were de-consolidated during the reported periods.

Response:

The Company deconsolidates sponsored funds when the Company is no longer deemed to control the fund (please see our response to your comment number 5 above for a description of the criteria used in determining when the Company is longer deemed to control the fund). Upon deconsolidation of a sponsored fund, the Company removes the related assets, liabilities and non-controlling interests from balance sheet accounts and recognizes the Company’s remaining interest in the net assets of the fund as an equity method investment or available-for-sale investment depending on the ownership interest of the fund. As the consolidated sponsored funds follow investment company accounting, which utilizes fair-value measurements, there is no incremental gain or loss recognized upon deconsolidation. During consolidation, fund-related assets and liabilities are recorded gross within the applicable line item in the balance sheet; post-consolidation, the Company’s investment in the net assets of the fund is recorded as a single investment in a sponsored product under the applicable post-consolidation accounting method. From that point forward, the impact of the investment on our operations as reflected in our income statement is limited to fee revenue and investment gains and losses on our seed investment. While the sponsored fund is consolidated, fee revenue is recorded but is eliminated in consolidation.  In preparing future filings, the Company will enhance its consolidation disclosure to clarify how we deconsolidated sponsored funds as described herein. In preparing future filings, the Company will expand its disclosure as outlined above in comment number 5 above.

For the fiscal years ended October 31, 2011 and 2012, the Company deconsolidated a total of seven and eight consolidated sponsored funds, respectively.  In preparing future filings, the Company will provide the number of funds that have been deconsolidated in each period presented as outlined above in comment number 5 above.

Sample Disclosure

In preparing future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended April 30, 2013, the Company will enhance its investment disclosure as outlined below.

 Investment securities, trading

Investment securities, trading, consist of corporate debt securities held directly by the Company and debt and equity securities held in the portfolios of consolidated sponsored funds and separately managed accounts.  A separately managed account seeded by the Company for product development purposes is not a legal entity subject to consolidation but rather an individual portfolio of securities in the Company’s name managed to establish an investment track record. As a result, the Company looks through the construct of the portfolio to the underlying debt and equity securities and treats these securities as trading investments for accounting and disclosure purposes. The following is a summary of the fair value of investments classified as trading at October 31, 2012 and 2011:

(in thousands)	2012	2011
Debt securities	$70,805	$85,222
Equity securities	119,448	107,987
Total investment securities, trading	$190,253	$193,209

The Company seeds investments in new investment strategies on a regular basis as a means of establishing investment records that can be used in marketing those strategies to retail and institutional clients. New investment strategies may be seeded as either funds or separate accounts. For the fiscal years ended October 31, 2011 and 2012, the Company seeded 14 and 26 funds, respectively, and 10 and 8 separate accounts, respectively.

The Company recognized trading gains related to trading securities still held at the reporting date of $12.1 million, $6.8 million and $1.6 million for the years ended October 31, 2012, 2011 and 2010 respectively.

Note 4.    Consolidated Sponsored Funds, page 77

7.

You disclose that you consolidate sponsored funds in which you hold a controlling financial interest. Tell us, and clarify in your future filings, under which consolidation model of ASC 810-10 you consolidate sponsored funds and the determining factors you considered in your analysis.

Response:

Please see our response to your comment number 5 above in which we specifically address the consolidation models used and our proposed disclosures to be used in future filings.

Note 5.    Investments, page 78

Investments in equity method investees, page 79

8.

We note your disclosure related to the August 6, 2012 purchase of a 49% interest in Hexavest, along with an option to acquire an additional 26% interest in 2017. We also note your disclosure on page 5 that you have assumed primary responsibility for Hexavest’s new business development outside of Canada. Provide us with your analysis supporting your conclusion that equity method accounting is the appropriate accounting treatment for this transaction. In this regard, tell us if (and how) you considered the option to acquire an additional 26% interest, your assumption of responsibility for new business outside of Canada, or any other agreements (e.g., sub-advisor agreements, other participation rights, etc.) in your accounting analysis. Please ensure that you address the applicability of ASC 805 and ASC 810-10-25 in your response.

Response:

As the Company did not gain control of a business in the transaction, the acquisition of our interest in Hexavest was not subject to ASC 805.  In developing its conclusion that the equity method of accounting was the appropriate accounting treatment for the transaction, the Company first evaluated whether it needed to consolidate Hexavest under the VIE model.

Having determined that the transaction did not qualify for the scope exception in ASC 810-10-15-17(d), the Company evaluated Hexavest to determine whether or not it qualified as a VIE under the conditions established in ASC 810-10-15-14. The Company developed its conclusion that Hexavest did not qualify as a VIE based on the following:

•

In consideration of 810-10-15-14(a): The Company concluded that Hexavest had sufficient investment at risk to permit itself to finance its activities without additional subordinated financial support. Pre-closing, Hexavest had a history of financing its operations through operating cash flows, has not required recent significant equity infusions or outside debt financing and, in fact, has generated and paid dividends to its owner-shareholders. The Company expects Hexavest to continue to operate with these characteristics.

•

In consideration of 810-10-15-14(b): The holders of Hexavest’s equity did not lack the ability to make decisions about the entity’s significant activities, the obligation to absorb losses of the entity or the right to receive the residual returns of the entity.

•

In consideration of 810-10-15-14(c): The holders of Hexavest’s equity participate in the profits and losses of Hexavest in direct proportion to their voting rights and the activities of Hexavest are not conducted on behalf of an investor who has disproportionately few voting rights.

The Company also evaluated the guidance in ASC 810-10-25-43 and determined that no related party or de facto agency relationships exist.

Without regard for its conclusion as to whether or not Hexavest qualified as a VIE, the Company concluded that it would not be required to consolidate Hexavest as the primary beneficiary of the entity because the Company does not have the power to direct the activities of Hexavest that most significantly affect the entity’s economic performance. In reaching this conclusion, the Company considered the following elements of the entity’s operating and governance structure under the terms of the acquisition agreement:

•

Subject to the overriding direction of Hexavest’s board of directors (the “Board”), the selling shareholders (the “Sellers”), as managers of Hexavest’s operations, continue to have the authority to direct Hexavest’s day-to-day operations.

•

The Board is comprised of seven members (six Seller members and one Company member). The majority of Board actions require only a simple majority vote. The following Board actions, however, require the consent of at least one Seller member and one Company member:

o

The adoption of an annual business plan and operating and capital budget;

o

Certain capital transactions;

o

Certain distributions;

o

Entering into certain borrowings; and

o

Executing certain transactions outside of the normal course of business.

•

Sellers, in their roles as executives, are authorized to exercise managerial discretion over Hexavest’s day-to-day operations within the bounds of the annual business plan and operating and capital budget, including the allocation of compensation and non-compensation expenses.

•

The Company has a call option (the “Option”) to purchase an additional 26 percent interest on the fifth anniversary of the closing date of the transaction at a stated multiple of EBIT.

Although the operating and governance structure effectively affords the Company certain participating rights, notably those referenced above that require the consent of at least one Company member, the Company does not believe that these rights afford the Company the power to direct the activities of the entity that most significantly impact the entity’s economic performance as referenced in ASC 810-10-25-38A(a). Similarly, although the Option is a significant factor in the analysis of control, it is clear that the Company does not have unilateral control over management decisions that may have a significant effect on the value of Hexavest in the intervening period between closing and potential Option execution. The Sellers are highly incentivized to maximize the economic performance of Hexavest during that period through their management decisions. Therefore, although the Option, if exercised, will provide the Company with the power to control the entity upon exercise, the sellers have effective control over economic performance prior to exercise. The variability of the Option further supports the Company’s conclusion that it is the Sellers, and not the Company, that are vested with control under this analysis.

Having ruled out consolidation pursuant to the guidance in the VIE model, the Company then evaluated the transaction for consolidation under the voting entity model. The Company specifically considered the guidance in ASC 810-10-25-5, “Consolidation – Recognition,” which provides guidance as to whether the rights of a non-controlling interest holder should overcome the presumption of consolidation by the investor with a majority voting interest in its investee. Based on the guidance, protective rights held by a non-controlling shareholder, as defined in ASC 810-10-25-10, would not overcome the presumption of consolidation by the investor with a majority interest; substantive participating rights, as defined in ASC 810-10-25-11 through 12, would overcome that presumption.

In developing its conclusion as to consolidation under the voting entity model, the Company again considered the rights granted to the Company under the terms of the acquisition agreements identified in its consolidation analysis under the VIE model and reaffirmed its conclusion that these rights are protective in nature and not substantive participating rights that would overcome the presumption that the investor with a majority voting interest would consolidate the entity. As a result, the Company concluded that it does not possess the attributes that would override the voting model presumption that the holder of more than 50 percent of the voting interest has control.

Having ruled out consolidation under both the VIE model and the voting entity model, the Company evaluated the transaction under ASC 323 to determine whether the investment should be accounted for as an equity method investment. The Company evaluated the criteria established in ASC 323-10-15-6, which identifies ways in which an investor can exercise significant influence over the operating and financial policies of an investee, as well as the criteria established in ASC 323-10-15-10, which identifies indicators that might indicate evidence to the contrary. Based on an evaluation of affirmative characteristics and also an evaluation of characteristics that would indicate a lack of influence, the Company concluded that it has the ability to exercise significant influence, and therefore that the equity method of accounting is appropriate.

Note 6.    Fair Value Measurements, page 81

Valuation methodologies, page 83

Investment securities, trading- equity, page 84

9.

We note in your discussion that events occurring after the close of trading on foreign exchanges may result in adjustments to the valuation of foreign securities to more accurately reflect their fair values as of the close of regular trading on the New York Stock Exchange. We also note that depending upon the nature of the inputs, investments securities, trading – equity are generally classified as Level 1 or 2 within the valuation hierarchy. Disclose in your future filings the following:

•

The methodology for calculating the adjustment(s), if any;

•

The procedures in place to validate the resulting fair value measurement; and

•

The typical size of the adjustment(s) relative to the closing price.

Response:

With respect to the third bullet of the Staff’s comment, we respectfully advise that the total amount of foreign securities for which a fair value adjustment has been applied as of October 31, 2011 and 2012 were immaterial.  In the event the total amount of the foreign securities and the corresponding fair value adjustment become material, we would disclose the typical size and nature of the adjustment.

In preparing future filings, beginning with the Company’s Form 10-Q for the quarter ended April 30, 2013, the Company will expand its disclosure regarding the fair value measurements referenced above as follows:

Investment securities, trading – equity

Investment securities, trading – equity, consist of foreign and domestic equity securities held in the portfolios of consolidated sponsored funds and separately managed accounts. Equity securities listed on a U.S. securities exchange generally are valued at the last sale or closing price on the day of valuation or, if no sales took place on such date, at the mean between the closing bid and asked prices on the exchange where such securities are principally traded. Equity securities listed on the NASDAQ Global or Global Select market generally are valued at the NASDAQ official closing price. Unlisted or listed securities for which closing prices or closing quotations are not available are valued at the mean between the latest available bid and asked prices. When valuing foreign equity securities that meet certain criteria as established by our fair value pricing service, the portfolios use a fair value service that values such securities to reflect market trading that occurs after the close of the applicable foreign markets of comparable securities or other instruments that have a strong correlation to the fair-valued securities. The service utilizes a multi-factor model that considers such information as an issue’s local closing price and post-closing fluctuations in relevant general market and sector indices, currencies, depositary receipts and futures, as applicable. The size of the adjustment is determined by the observed changes in these factors since the close of the applicable foreign market. The pricing service uses a multiple regression methodology and back testing to validate the quality and correlations of their evaluations. In addition, the Company performs its own independent back test review of fair values versus the subsequent local market opening prices when available. Depending upon the nature of the inputs, investment securities, trading – equity are generally classified as Level 1 or 2 within the valuation hierarchy.

Corporate Governance and Information About Our Board……page 118

10.

Please revise future filings to describe how your board of directors oversees or manages market risk.

Response:

In preparing future filings, beginning with the Company’s Form 10-K for the fiscal year ending October 31, 2013, the Company will expand its disclosure relating to how our board of directors oversees or manages risk substantially as follows:

The Company’s Board of Directors has oversight responsibility for risk management.  The Board focuses its oversight on significant risks facing the Company, which include performance, operational, market, financial, legal and compliance risks.  The Board receives regular updates from the senior members of management including the Chief Executive Officer, Chief Legal Officer and Chief Financial Officer.  In addition, the Director of Internal Audit and Chief Compliance Officers provide regular updates to the Board.

In evaluating market risk, it is important to note that most of our revenue is based on the market value of assets under management.  In light of this, management believes the key component in overseeing market risk is a detailed review of the overall performance of its funds.  At each board meeting, members of senior management, including the Chief Executive Officer, provide updates on the overall performance of the Company’s funds, including detailed reports and analysis of the market performance of the funds.  The update includes information related to sales, redemptions and market movements.  In addition the board members receive updates on the overall performance of the Company’s funds.

The Audit Committee is responsible for monitoring and reviewing the Company’s policies and procedures relating to the financial reporting process, including internal controls.  The Audit Committee oversees the Company’s internal audit function, work performed by the Company’s independent registered public accounting firm and the Company’s compliance with related legal and regulatory requirements.  The Audit Committee performs these tasks by receiving regular reports from the Chief Legal Officer, Chief Financial Officer and the Director of Internal Audit as well as updates from the Company’s independent registered public accounting firm.  Throughout the course of the year, the Audit Committee also meets in executive sessions with the Company’s independent registered public accounting firm.

The Company maintains an Enterprise Risk Committee, which focuses on risk assessment and mitigation.  The Company performs an annual enterprise risk assessment, which is reviewed with the members of the Enterprise Risk Committee and the full Board of Directors.

The Company also maintains a Compliance Department. The Compliance Department’s primary responsibility is to ensure that the Company’s compliance and ethical standards are maintained by establishing and enforcing policies and procedures reasonably designed to prevent violation of federal securities laws and regulations.  The Compliance Department reports to the Audit Committee on a regular basis.

The Company also maintains an Internal Audit Department headed by the Director of Internal Audit.  The function of the Internal Audit Department is to provide an internal assessment of business processes.  The Internal Audit Department also works with the Company’s business units to better allow such units to assess and monitor risk relating to their business processes.  The Director of Internal Audit reports directly to the Audit Committee.

The Company believes that the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that the Board committee structure supports this approach.

Compensation Objectives and Philosophy, page 121

11.

Please revise future filings to clarify “competitive” compensation or how targeted total compensation is benchmarked against your peer group.

Response:

In preparing future filings, beginning with the Company’s Form 10-K filed for the fiscal year ended October 31, 2013, the Company expand its existing disclosure to clarify “competitive” compensation and how total compensation is benchmarked against our peer group as follows:

Compensation opportunities in excess of base salary for our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated officers in any given year (collectively the “named executive officers”) are based on measurable goals for the Company. Targeted total compensation is designed to be competitive and is benchmarked against our peer group. Our emphasis is on total compensation and pay for performance. As a result, determination of total compensation attempts to take into consideration the overall performance of the Company as well as the individual performance of the named executive officer.  While the Company does not establish explicit targeted total compensation levels relative to our peer group, the Company does benchmark compensation for named executive officers against other named executive officers in our peer group. Base compensation for these individuals is typically benchmarked against median peer group base compensation, while total cash compensation is typically benchmarked against 75th percentile peer group total compensation. All of our named executive officers are employed at will, without employment or severance payment agreements.

Long-term Equity Incentive Awards, page 126

12.

We note your reference in the first full sentence on page 127 to “among other factors.” Please revise future filings to describe the factors considered by your compensation committee when determining the amount of long-term equity incentive awards for each of your named executive officers.

Response:

In preparing future filings, beginning with the Company’s Form 10-K filed for the fiscal year ended October 31, 2013, the Company will expand its disclosure regarding the factors considered by our compensation committee when determining the amount of long-term equity incentive awards for each of our named executive officers as follows:

The Committee, in determining the amount of each option grant, takes into account both total targeted compensation and targeted cash compensation. In addition, the Committee considers the size of prior year option grants as well as existing share ownership.

Employment Agreements and Provisions for Change of Control, page 128

13.

Please file, or tell us why you have not filed, your separation agreement with Robert J. Whelan as an exhibit.

Response:

On April 10, 2012, the Company filed a Form 8-K with the Securities and Exchange Commission disclosing the pertinent information relating to the separation agreement entered into between the Company and Robert J. Whelan.

In response to your comment, we have filed a Form 8-K/A on April 15, 2013 which included the separation agreement as an exhibit.

Grants of Plan-Based Awards, page 133

14.

We note your disclosure in the Target (#) column of this table and on page 127 regarding approved awards of restricted Non-Voting Common Stock for your named executive officers. We also note your disclosure of the number of stock awards granted to your named executive officers in the All Other Stock Awards: Number of Shares of Stock or Units (#) column of this table and the Stock Awards column of the Summary Compensation Table on page 130. Please tell us, and revise future filings to explain, differences in the target or approved awards of restricted Non-Voting Common Stock and the amount of restricted Non-Voting Common Stock granted.

Response:

The disclosure in the Target (#) column of the Grants of Plan-Based Awards on page 133 as well as the disclosure referenced above on page 127 each reflect the potential awards of restricted Non-Voting Common Stock for our named executive officers upon the achievement of specific performance objectives within the next twelve months.  From a compensation expense standpoint, we begin to recognize compensation expense at the time of award to these individuals as this is the service inception date.  The fair value is adjusted quarterly (marked-to-market) until the actual grant date on the first anniversary of the award.  Upon the performance conditions being achieved, the grant becomes effective and the shares are issued upon the confirmation by the Compensation Committee of the satisfactory achievement of the specific performance objectives.

The number of stock awards granted to our named executive officers reflected in the All Other Stock Awards: Number of Shares of Stock or Units (#) column of this table and the Stock Awards column of the Summary Compensation Table on page 130 reflect awards granted on November 1, 2011 based upon the satisfactory achievement of the performance objectives related to the targeted award amounts related to the Notice and Agreement Date of November 1, 2010.  There were no differences between the approved targeted awards and the ultimate amount of restricted Non-Voting Common stock granted on November 1, 2011 upon the Compensation Committee’s confirmation of the achievement of the performance objectives.

The Company will revise its future filings, beginning with the Company’s Form 10-K for the year ended October 31, 2013, to expand upon its explanation of the granting of the awards and how it relates to the targeted awards from the previous year.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (617) 672-8527 should you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Laurie G. Hylton
Laurie G. Hylton Vice President, Chief Financial Officer